EXHIBIT 12
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
                     COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                     OF TEXACO ON A TOTAL ENTERPRISE BASIS (UNAUDITED)
                      FOR THE THREE MONTHS ENDED MARCH 31, 1994 AND
                   FOR EACH OF THE FIVE YEARS ENDED DECEMBER 31, 1993 (a)
                                   (Millions of dollars)


                                                         For the Three                Years Ended December 31,
                                                         Months Ended       ----------------------------------------
                                                         March 31, 1994     1993     1992     1991     1990     1989(b)
                                                         --------------     ----     ----     ----     ----     ----
Income from continuing operations, before provision or
   benefit for income taxes and cumulative effect of
   accounting changes effective 1-1-92                           $  363   $1,392   $1,707   $1,744   $2,448   $2,888
Dividends from less than 50% owned companies
   more or (less) than equity in net income                          (2)      (8)      (9)       5       (7)     (12)
Minority interest in net income                                      11       17       18       16       12        2
Previously capitalized interest charged to
   income during the period                                           8       33       30       23       16       14
                                                                 ------   ------   ------   ------   ------   ------
            Total earnings                                          380    1,434    1,746    1,788    2,469    2,892
                                                                 ------   ------   ------   ------   ------   ------
Fixed charges:
   Items charged to income:
      Interest charges                                              144      546      551      644      676      798
      Interest factor attributable to operating
         lease rentals                                               21       91       94       76       58       40
      Preferred stock dividends of subsidiaries
         guaranteed by Texaco Inc.                                    7        4        -        -        -        -
                                                                 ------   ------   ------   ------   ------   ------
            Total items charged to income                           172      641      645      720      734      838

   Interest capitalized                                               5       57      109       80       50       54
   Interest on ESOP debt guaranteed by Texaco Inc.                    3       14       18       26       38       42
                                                                 ------   ------   ------   ------   ------   ------
            Total fixed charges                                     180      712      772      826      822      934
                                                                 ------   ------   ------   ------   ------   ------

Earnings available for payment of fixed charges                  $  552   $2,075   $2,391   $2,508   $3,203   $3,730
   (Total earnings + Total items charged to income)              ======   ======   ======   ======   ======   ======

Ratio of earnings to fixed charges of Texaco
   on a total enterprise basis                                     3.07     2.91     3.10     3.04     3.90     3.99
                                                                 ======   ======   ======   ======   ======   ======

(a)  Excludes discontinued chemical operations.
(b)  Excluding the gains from the sale of Texaco Canada Inc. and the sale of a 20% stock interest in a subsidiary, as well as the 1989 restructuring charges, the ratio of earnings to fixed charges on a total enterprise basis approximated 2.14.
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